UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a)

AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 3)*

Formula Systems (1985) Ltd.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of class of securities)

346414-10-5
(CUSIP number)

Gabriela Żukowicz

Asseco Poland S.A.

Olchowa 14

35-322 Rzeszow, Poland

+48 17 888 55 55

with a copy to:

Mike Rimon, Adv.

c/o Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Road

Ramat Gan, 5250608 Israel

(Name, address and telephone number of person authorized to receive notices and communications)

October 11, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 346414-10-5	13D	Page 2

1.	NAME OF REPORTING PERSON: Asseco Poland S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	3,877,846
	8.	SHARED VOTING POWER:	1,971,973 (1)
	9.	SOLE DISPOSITIVE POWER:	3,877,846 (2)
	10.	SHARED DISPOSITIVE POWER:	0 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		5,849,819
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.7% (see Item 5)	(4)
14.	TYPE OF REPORTING PERSON:		CO

(1)	Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,122,782 ordinary shares (of which 806,999 have vested or will vest within 60 days of the date hereof), all of which are held in trust for the benefit of the Company’s chief executive officer (the “CEO”), and (b) an additional 589,151 ordinary shares held by the CEO. The Reporting Person shares voting power with the CEO with respect to all of such shares due to the appointment of the Reporting Person as a proxy and grant to the Reporting Person of an irrevocable power of attorney to vote on behalf of the CEO in respect of all of such shares. See Items 1, 5 and 6.
(2)	The CEO may be deemed to share certain dispositive rights with respect to these 3,877,846 ordinary shares that are held by the Reporting Person due to the CEO’s right of first refusal for certain transfers by the Reporting Person and the CEO’s right to purchase these ordinary shares in certain scenarios in which the Reporting Person is insolvent. See Items 1, 5 and 6.
(3)	Excludes 1,656,190 ordinary shares (which are the already-vested and/or actually-held portions of the aggregate 1,971,973 ordinary shares described in footnote (1) above) held by, or for the benefit of, the CEO, with respect to which the Reporting Person shares certain dispositive rights due to the Reporting Person’s right of first refusal for certain transfers by the CEO and the Reporting Person’s right to purchase in certain scenarios in which the CEO is insolvent. See Items 1, 5 and 6.
(4)	The percentage ownership reported herein is based on 14,738,782 ordinary shares of the Issuer that are outstanding as of October 17, 2017, based on information provided by the Issuer to the Reporting Person upon request.

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13D filed on December 6, 2010 (the “Statement”), as amended by Amendment No. 1 thereto filed on August 8, 2017 (“Amendment No. 1”) and Amendment No. 2 filed on August 25, 2017 (“Amendment No. 2”), relates to the American Depositary Shares (“ADRs”), each representing one ordinary share, par value NIS 1.0 per share (“Ordinary Shares”) of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The address of the principal executive offices of the Issuer is 5 HaPlada Street, Or Yehuda 6021805, Israel. Because of the 1:1 conversion ratio of ADRs to Ordinary Shares, this Amendment No. 3 relates to them as a single class of equity and refers to them together as Ordinary Shares. Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement or in Amendments No. 1 and 2.

This Amendment No. 3 is being filed by Asseco (as defined in Item 2 below) to report the entry, on October 11, 2017, by Asseco and the Issuer’s chief executive officer, Mr. Guy Bernstein (the “CEO”) (including via a private Israeli company holding shares for benefit of the CEO, the separate identity of which company is disregarded for purposes of the description herein), into a shareholders voting agreement, dated October 4, 2017 (the “Shareholders Agreement”), that covers all Ordinary Shares beneficially owned by Asseco and the CEO. Asseco’s beneficial ownership of Ordinary Shares has been modified as a result of the arrangements under the Shareholders Agreement that cover the voting and disposition of the parties’ Ordinary Shares. Please see Items 5 and 6 below for details concerning the updated beneficial ownership of Asseco and the arrangements under the Shareholders Agreement.

Item 2.	Identity and Background.

This Amendment No. 3 is being filed by Asseco Poland S.A. (“Asseco”), sometimes referred to herein as the “Reporting Person.”

Asseco is a Polish joint-stock company.  The principal business of Asseco is software production and development.  The principal business and office address of Asseco is Olchowa 14, 35-322 Rzeszow, Poland.  The names, business addresses, present principal occupation or employment and citizenship of the directors and executive officers of Asseco are set forth in the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers of the Reporting Person, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The changes in the beneficial ownership of Asseco that are described in this Amendment No. 3 did not involve the payment of any cash consideration but were instead based on the provisions of the Shareholders Agreement, for which no cash consideration was exchanged between Asseco and the CEO.

Item 4.	Purpose of Transaction.

As described in the Statement, the Ordinary Shares purchased by the Reporting Person were purchased as a strategic investment in the Issuer and its subsidiaries and affiliate companies engaged in the IT solutions and services business, with the intent of expanding the Reporting Person’s product offering and market reach. The acquisition by the Reporting Person of voting power over additional Ordinary Shares, which is described in this Amendment No. 3, furthers that approach by increasing the Reporting Person’s voting control over the Issuer.

Asseco intends to continue to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant by Asseco, it may acquire additional Ordinary Shares or other Issuer securities and/or financial instruments, or dispose of all or part of the Ordinary Shares, in open market transactions, privately negotiated transactions or otherwise.  Any acquisition or disposition may be effected by Asseco at any time without prior notice.

As noted in the Statement, Asseco affirms herein once again that its representatives may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer's operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5	Interests in the Securities of the Purchaser.

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 3 (including the footnotes thereto) are incorporated herein by reference.  As of the date of this Amendment No. 3, Asseco is the direct holder and beneficial owner (with direct sole voting and dispositive power) of 3,877,846 Ordinary Shares, and also possesses shared voting power (under the Shareholders Agreement) over an additional 1,971,973 Ordinary Shares held by, or for the benefit of, the CEO, which together total 5,849,819 Ordinary Shares beneficially owned, representing approximately 39.7% of the Issuer’s outstanding Ordinary Shares (which percentage is based on 14,738,782 Ordinary Shares issued and outstanding as of October 17, 2017, based on information provided by the Issuer to the Reporting Person upon request).

The foregoing description of Asseco’s beneficial ownership excludes from the Ordinary Shares as to which Asseco possesses dispositive power 1,656,190 Ordinary Shares (which constitute the already-vested and/or actually-held portions of the 1,971,973 Ordinary Shares held by, or for the benefit of, the CEO as to which Asseco shares voting power, as described in the previous paragraph), with respect to which Asseco shares certain dispositive rights under the Shareholders Agreement due to Asseco’s right of first refusal for certain transfers by the CEO, as well as Asseco’s right to purchase in certain scenarios in which the CEO is insolvent. The foregoing beneficial ownership description for Asseco also does not factor in that the CEO may be deemed to share certain dispositive rights under the Shareholders Agreement with respect to the 3,877,846 Ordinary Shares that are directly held by Asseco, due to the CEO’s right of first refusal for certain transfers of those shares by Asseco, and the CEO’s right to purchase those shares in certain scenarios in which the Reporting Person is insolvent.

Except as described in the first two paragraphs of this Item 5(a)-(b), as of the date of this Amendment No. 3, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, beneficially owns any of the Issuer’s Ordinary Shares or presently has the power to vote or direct the vote or to dispose or direct the disposition of any Ordinary Shares.

(c) On August 22, 2017, Asseco entered into an agreement for, and consummated, the sale of 589,151 Ordinary Shares to the CEO, as described in Item 1 and paragraph (c) of Item 5 of Amendment No. 2, and on October 11, 2017, Asseco and the CEO entered into the Shareholders Agreement, which caused the changes in beneficial ownership described in this Amendment No. 3.

Except for the foregoing transactions, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its directors or executive officers, has effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders Agreement

Under the Shareholders Agreement, each of Asseco and the CEO appointed a proxy (the “Proxy”) and granted him an irrevocable power of attorney to vote on behalf of each shareholder party to the Shareholders Agreement in respect of all Ordinary Shares held by him/it at all shareholder meetings of the Issuer. The initial Proxy under the Shareholders Agreement is Marek Panek or any other director of Asseco designated by the management board of Asseco to vote as instructed by the management board of Asseco. The identity of the Proxy shall remain as such for as long as (i) the current chief executive officer of Asseco holds that position, or serves as the Chairman of the Supervisory Board of Asseco, and (ii) Asseco holds at least 20% of the voting rights in the Issuer. If either of the foregoing two conditions is no longer met, the CEO will become the Proxy under the Shareholders Agreement.

The parties also agreed to grant to one another a right of first refusal to purchase each other’s shares upon the prospective sale to a third party (subject to customary exceptions for transfers to certain affiliated entities and/or related parties, and subject to Asseco’s right to freely sell to third parties up to 2% of the outstanding Ordinary Shares within any six (6) month time period, provided that Asseco’s voting rights in the Issuer are not reduced below 20% as a result of (or are not already below 20% prior to) the proposed sale). Asseco also granted to the CEO a tag-along right to sell his Ordinary Shares pursuant to a transaction involving Asseco’s disposal of Ordinary Shares to third parties. In the case of certain insolvency events involving either the Asseco or the CEO, the other party to the Shareholders Agreement has the right, but not the obligation, to purchase, at fair market value, all of the Ordinary Shares held by the insolvent party or its successor.

The Shareholders Agreement’s initial term is 36 months and is automatically renewed for further 12-month periods. The parties may terminate the agreement six months before the end of (i) the 36-month period or (ii) any subsequent 12-month periods. In addition, the agreement may be terminated by (a) the CEO in the event that the identity of the Proxy changes (as described above), unless otherwise agreed by the parties, and (b) by Asseco, if the CEO’s voting rights in the Issuer are reduced below 8%.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Shareholders Voting Agreement, dated October 4, 2017, by and among the Reporting Person, an Israeli company for the benefit of Guy Bernstein, and Guy Bernstein (incorporated by reference to Exhibit No. 1 to Amendment No. 2 to the Schedule 13D filed by Guy Bernstein with the SEC on October 19, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

Asseco Poland S.A.

	By:	/s/ Adam Góral
	Name:	Adam Góral
	Title:	President of Management Board

Schedule A

Directors and Executive Officers of Asseco Poland S.A.

The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of Asseco Poland S.A. are set forth below. The business address of each such director and executive officer is Olchowa 14, 35-322 Rzeszow, Poland.

Name and Position	Principal Occupation or Employment	Citizenship
Adam Góral	President of Management Board	Polish
Gabriela Żukowicz	Vice President of Management Board	Polish
Andrzej Dopierała	Vice President of Management Board	Polish
Tadeusz Dyrga	Vice President of Management Board	Polish
Rafał Kozłowski	Vice President of Management Board	Polish
Krzysztof Groyecki	Vice President of Management Board	Polish
Marek Panek	Vice President of Management Board	Polish
Paweł Piwowar	Vice President of Management Board	Polish
Zbigniew Pomianek	Vice President of Management Board	Polish
Przemysław Sęczkowski	Vice President of Management Board	Polish
Jacek Duch	Chairman of Supervisory Board	Polish
Artur Kucharski	Member of Supervisory Board	Polish
Izabela Albrycht	Member of Supervisory Board	Polish
Piotr Augustyniak	Member of Supervisory Board	Polish
Dariusz Brzeski	Member of Supervisory Board	Polish
Adam Noga	Vice President of Supervisory Board	Polish